# Icebrkr

## BALANCE SHEET

### As of December 31, 2017

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| TD BUSINESS CONVENIENCE PLUS (6030) | 35,361.35 |
| **Total Bank Accounts** | **$35,361.35** |
| **Total Current Assets** | **$35,361.35** |
| **TOTAL ASSETS** | **$35,361.35** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Long-Term Liabilities | |
| Notes payable | 43,000.00 |
| **Total Long-Term Liabilities** | **$43,000.00** |
| **Total Liabilities** | **$43,000.00** |
| Equity | |
| Opening Balance Equity | 0.00 |
| Retained Earnings | |
| Net Income | -7,638.65 |
| **Total Equity** | **$ -7,638.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$35,361.35** |